INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

February 22, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-209021)

Ladies and Gentlemen:

This letter summarizes the comments provided by Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 19, 2016, regarding the Registrant’s registration statement on Form N-14 filed on January 15, 2016 (the “Registration Statement”).  The Registration Statement is with respect to the proposed reorganizations of the Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund series of The Berwyn Funds (the “Acquired Funds”) into the Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund series of the Registrant (the “Acquiring Funds”), respectively.  Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Registrant’s Form N-14.

1.
The first sentence of the second to last paragraph in the form of tax opinion states “With respect to each Transaction, this opinion is furnished to the Acquiring Company, on behalf of the applicable Acquiring Fund, and the Acquired Company, on behalf of the applicable Acquired Fund, solely for their benefit in connection with that Transaction and is not to be quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent.”  Section III.D.1 of Staff Legal Bulletin No. 19 (published October 14, 2011) prohibits limitation on reliance; therefore, we request that “solely for their benefit” be removed from the sentence.

Response:  The sentence has been revised as requested:

“With respect to each Transaction, this opinion is furnished to the Acquiring Company, on behalf of the applicable Acquiring Fund, and the Acquired Company, on behalf of the applicable Acquired Fund, ~~solely for their benefit~~ in connection with that Transaction and is not to be quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent.”

2.	In the Questions and Answers “Why are the reorganizations being recommended?” add disclosure that the Reorganizations are contingent upon Chartwell’s acquisition of Killen.

Response:  The following disclosure has been added to the second paragraph “Why are the reorganization being recommended?” as follows:

“Each Reorganization was recommended by The Killen Group, Inc. (“Killen”), the adviser to the Acquired Funds, and Chartwell Investment Partners, LLC (“Chartwell”), the adviser for each Acquiring Fund.  Chartwell has agreed to acquire Killen, simultaneously with the Reorganizations.  As a result, the portfolio management personnel who, while at Killen, have managed each Acquired Fund, will manage the corresponding Acquiring Fund as employees of Chartwell.  As Chartwell already manages two other mutual fund series under IMST, both the Trust and Chartwell desire to reconstitute each Acquired Fund under the IMST umbrella and, accordingly, transfer each Acquired Fund’s portfolio to the corresponding Acquiring Fund.  The Reorganizations are contingent upon Chartwell’s acquisition of Killen.  In addition, if none of the Reorganizations are approved by an Acquired Fund’s shareholders, then Chartwell will not acquire Killen.  In the event that (i) none of the Reorganizations are approved by shareholders of an Acquired Fund or (ii) shareholders of an Acquired Fund approve the Reorganization but Chartwell does not acquire Killen, the Berwyn Fund Board will consider what further actions to take with respect to the Acquired Funds, which may include liquidation of the Acquired Funds.”

3.
In the discussion comparing the terms of the Advisory Agreements for the Acquired Fund and Acquiring Funds in the section entitled Questions and Answers “Will there be changes in the management and operation of the Acquired Funds?” please include disclosure regarding Chartwell’s ability to recoup fees waived or reimbursed after the initial two year period as well as disclosure regarding amounts waived by Killen are not subject to recoupment by either Killen or Chartwell.

Response:  The following disclosure has been added as requested:

“The current investment advisory agreement includes an expense limitation arrangement in the agreement for the Berwyn Cornerstone Fund.  The expense limitation arrangement with respect to the Acquiring Funds is documented in a separate expense limitation agreement between Chartwell and IMST, on behalf of the Acquiring Funds and provides that after the initial two year period, Chartwell will be permitted to seek reimbursement from each Acquiring Fund, subject to limitations, of fees waived or payments made to the Acquiring Fund after the initial two year period, for a period ending three full fiscal years after the date of the waiver or payment.  Fees waived or reimbursed by Killen are not subject to recoupment from either Killen or Chartwell.”

4.	Please correct the date in footnote 1 to the Fees and Expenses table for each Acquired Fund to reflect December 31, 2014.

Response:  Footnote 1 to the Fees and Expense tables for each Acquired Fund has been revised as follows:

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““Other Expenses” of the Acquired Fund are estimated for the current fiscal year and do not correlate with the financial highlights from the prior fiscal year in light of redemptions since the fiscal year ended December 31, 2014.”

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626-914-1041) or Diane Drake (626-385-5777) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
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